Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Tejon Ranch Co. for the registration of $150,000,000 of its debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated March 12, 2012, with respect to the consolidated financial statements of Tejon Ranch Co. and Subsidiaries, and the effectiveness of internal control over financial reporting of Tejon Ranch Co. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 20, 2012